UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Grupo Aeroportuario del Pacifico Reports in December 2022 a Passenger Traffic Increase of 18.6% Compared to 2019 (Increase of 18.8% Compared to 2021)

GUADALAJARA, Mexico, Jan. 04, 2023 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for the month of December 2022, which includes comparisons with the 2019 and 2021 figures to facilitate the reading and understanding of the passenger traffic trend.

For December 2022, the total number of terminal passengers at GAP’s 12 Mexican airports increased by 22.2%, compared to the same period of 2019. Tijuana, Los Cabos, Puerto Vallarta and Guadalajara presented an increase in passenger traffic of 35.1%, 31.4%, 28.9% and 15.3% respectively, compared to December 2019.

Passenger traffic 2022 compared to 2019

Domestic Terminal Passengers (in thousands):

Airport	Dec-19	Dec-22	% Change	Jan-Dec 19	Jan-Dec 22	% Change
Guadalajara	911.7	1,105.4	21.3%	10,495.8	11,155.3	6.3%
Tijuana*	519.0	719.6	38.6%	5,979.7	8,102.9	35.5%
Los Cabos	161.5	248.3	53.8%	1,915.7	2,577.8	34.6%
Puerto Vallarta	166.2	251.0	51.0%	1,839.3	2,654.5	44.3%
Montego Bay	0.9	0.0	(100.0%)	9.2	0.0	(100.0%)
Guanajuato	182.3	189.9	4.2%	2,056.9	1,828.7	(11.1%)
Hermosillo	159.7	176.4	10.5%	1,803.8	1,867.2	3.5%
Kingston	1.5	0.0	(99.0%)	3.2	1.4	(57.1%)
Mexicali	110.4	134.5	21.8%	1,191.9	1,292.5	8.4%
Morelia	51.9	74.1	42.8%	478.8	673.2	40.6%
La Paz	88.7	91.3	2.9%	995.4	1,053.9	5.9%
Aguascalientes	57.0	59.7	4.8%	635.2	694.8	9.4%
Los Mochis	33.8	34.6	2.5%	384.4	416.6	8.4%
Manzanillo	8.7	8.3	(4.9%)	95.3	97.9	2.7%
Total	2,453.2	3,093.1	26.1%	27,884.8	32,416.7	16.3%

International Terminal Passengers (in thousands):

Airport	Dec-19	Dec-22	% Change	Jan-Dec 19	Jan-Dec 22	% Change
Guadalajara	427.5	438.4	2.5%	4,350.5	4,451.3	2.3%
Tijuana*	333.4	431.7	29.5%	2,946.1	4,221.7	43.3%
Los Cabos	361.7	439.1	21.4%	3,693.4	4,441.5	20.3%
Puerto Vallarta	353.5	418.9	18.5%	3,212.5	3,554.2	10.6%
Montego Bay	448.5	437.2	(2.5%)	4,698.4	4,356.1	(7.3%)
Guanajuato	69.5	74.3	6.9%	698.9	774.5	10.8%
Hermosillo	6.9	6.7	(1.8%)	70.2	78.1	11.2%
Kingston	172.7	159.8	(7.5%)	405.5	1,560.7	284.9%
Mexicali	0.7	0.5	(22.1%)	6.9	6.3	(8.3%)
Morelia	42.8	48.7	13.8%	418.9	499.6	19.2%
La Paz	0.9	2.4	163.2%	12.8	25.8	102.1%
Aguascalientes	22.0	22.4	1.6%	223.2	234.5	5.1%
Los Mochis	0.5	0.5	(7.0%)	6.9	7.4	6.3%
Manzanillo	10.2	7.7	(25.0%)	79.4	67.9	(14.5%)
Total	2,250.7	2,488.1	10.5%	20,823.8	24,279.6	16.6%

Total Terminal Passengers (in thousands):

Airport	Dec-19	Dec-22	% Change	Jan-Dec 19	Jan-Dec 22	% Change
Guadalajara	1,339.1	1,543.8	15.3%	14,846.3	15,606.6	5.1%
Tijuana*	852.5	1,151.4	35.1%	8,925.9	12,324.6	38.1%
Los Cabos	523.2	687.4	31.4%	5,609.1	7,019.3	25.1%
Puerto Vallarta	519.7	669.9	28.9%	5,051.9	6,208.7	22.9%
Montego Bay	449.4	437.2	(2.7%)	4,707.7	4,356.1	(7.5%)
Guanajuato	251.8	264.2	4.9%	2,755.8	2,603.2	(5.5%)
Hermosillo	166.5	183.2	10.0%	1,874.1	1,945.4	3.8%
Kingston	174.2	159.8	(8.3%)	408.7	1,562.1	282.2%
Mexicali	111.1	135.0	21.5%	1,198.8	1,298.8	8.3%
Morelia	94.7	122.8	29.7%	897.8	1,172.7	30.6%
La Paz	89.6	93.6	4.5%	1,008.1	1,079.7	7.1%
Aguascalientes	79.0	82.1	3.9%	858.4	929.3	8.3%
Los Mochis	34.3	35.1	2.3%	391.3	424.0	8.4%
Manzanillo	18.9	15.9	(15.7%)	174.7	165.8	(5.1%)
Total	4,704.0	5,581.2	18.6%	48,708.5	56,696.3	16.4%

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX users (in thousands):

Airport	Dec-19	Dec-22	% Change	Jan-Dec 19	Jan-Dec 22	% Change
Tijuana	328.4	428.1	30.4%	2,897.9	4,186.5	44.5%

The Company took control of the Kingston airport on October 10, 2019, therefore there are no comparative figures from January 1st to October 9, 2019.

Passenger traffic 2022 compared to 2021

Domestic Terminal Passengers (in thousands):

Airport	Dec-21	Dec-22	% Change	Jan-Dec 21	Jan-Dec 22	% Change
Guadalajara	901.3	1,105.4	22.6%	8,540.2	11,155.3	30.6%
Tijuana*	643.5	719.6	11.8%	6,891.3	8,102.9	17.6%
Los Cabos	197.8	248.3	25.6%	2,020.4	2,577.8	27.6%
Puerto Vallarta	199.2	251.0	26.0%	1,848.5	2,654.5	43.6%
Montego Bay	0.0	0.0	N/A	0.0	0.0	N/A
Guanajuato	146.2	189.9	29.9%	1,487.1	1,828.7	23.0%
Hermosillo	155.9	176.4	13.2%	1,457.9	1,867.2	28.1%
Kingston	0.1	0.0	(78.9%)	1.2	1.4	15.3%
Mexicali	117.7	134.5	14.2%	1,088.4	1,292.5	18.8%
Morelia	56.7	74.1	30.6%	541.0	673.2	24.4%
La Paz	93.5	91.3	(2.4%)	901.6	1,053.9	16.9%
Aguascalientes	66.8	59.7	(10.7%)	582.8	694.8	19.2%
Los Mochis	39.2	34.6	(11.7%)	358.3	416.6	16.3%
Manzanillo	10.0	8.3	(17.3%)	86.8	97.9	12.8%
Total	2,628.0	3,093.1	17.7%	25,805.4	32,416.7	25.6%

International Terminal Passengers (in thousands):

Airport	Dec-21	Dec-22	% Change	Jan-Dec 21	Jan-Dec 22	% Change
Guadalajara	374.7	438.4	17.0%	3,702.7	4,451.3	20.2%
Tijuana*	370.2	431.7	16.6%	2,786.6	4,221.7	51.5%
Los Cabos	384.2	439.1	14.3%	3,529.2	4,441.5	25.8%
Puerto Vallarta	337.4	418.9	24.2%	2,271.5	3,554.2	56.5%
Montego Bay	341.1	437.2	28.2%	2,581.8	4,356.1	68.7%
Guanajuato	69.5	74.3	6.9%	631.9	774.5	22.6%
Hermosillo	7.6	6.7	(11.7%)	102.1	78.1	(23.5%)
Kingston	108.6	159.8	47.2%	829.3	1,560.7	88.2%
Mexicali	0.7	0.5	(28.6%)	5.6	6.3	12.9%
Morelia	42.5	48.7	14.5%	406.1	499.6	23.0%
La Paz	1.8	2.4	34.7%	18.3	25.8	41.1%
Aguascalientes	21.6	22.4	3.7%	210.6	234.5	11.4%
Los Mochis	0.7	0.5	(30.2%)	9.4	7.4	(21.7%)
Manzanillo	8.2	7.7	(6.7%)	46.5	67.9	45.9%
Total	2,068.7	2,488.1	20.3%	17,131.5	24,279.6	41.7%

Total Terminal Passengers (in thousands):

Airport	Dec-21	Dec-22	% Change	Jan-Dec 21	Jan-Dec 22	% Change
Guadalajara	1,275.9	1,543.8	21.0%	12,243.0	15,606.6	27.5%
Tijuana*	1,013.8	1,151.4	13.6%	9,677.9	12,324.6	27.3%
Los Cabos	582.0	687.4	18.1%	5,549.6	7,019.3	26.5%
Puerto Vallarta	536.5	669.9	24.9%	4,120.0	6,208.7	50.7%
Montego Bay	341.1	437.2	28.2%	2,581.8	4,356.1	68.7%
Guanajuato	215.7	264.2	22.5%	2,119.0	2,603.2	22.9%
Hermosillo	163.5	183.2	12.0%	1,559.9	1,945.4	24.7%
Kingston	108.6	159.8	47.1%	830.5	1,562.1	88.1%
Mexicali	118.5	135.0	14.0%	1,094.0	1,298.8	18.7%
Morelia	99.3	122.8	23.7%	947.1	1,172.7	23.8%
La Paz	95.2	93.6	(1.7%)	919.8	1,079.7	17.4%
Aguascalientes	88.4	82.1	(7.1%)	793.4	929.3	17.1%
Los Mochis	39.9	35.1	(12.0%)	367.7	424.0	15.3%
Manzanillo	18.2	15.9	(12.5%)	133.3	165.8	24.4%
Total	4,696.6	5,581.2	18.8%	42,936.9	56,696.3	32.0%

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX users (in thousands):

Airport	Dec-21	Dec-22	% Change	Jan-Dec 21	Jan-Dec 22	% Change
Tijuana	367.5	428.1	16.5%	2,754.3	4,186.5	52.0%

Highlights for the month:

  Seats and load factors: The number of seats available during December 2022 increased by 18.1%, compared to December 2021; load factors for the month went from 67.5% in December 2021 to 78.0% in December 2022.

  New routes:

    Montego Bay – Bradley International: Spirit
    Guanajuato – Merida: Viva Aerobus
    Guanajuato – Monterrey: Aeromexico (reopening)
    Los Cabos – Winnipeg: Sunwing (reopening)
    Los Cabos – Ottawa: Sunwing (reopening)
    Puerto Vallarta – Saskatoon: Sunwing (reopening)
    Puerto Vallarta – Quebec: Air Transat (reopening)

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that June involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts
Saúl Villarreal, Chief Financial Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IRO and Corporate Finance Director	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +52-33-3880-1100 ext.20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: January 4, 2023	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer